Mail Stop 4561

April 24, 2008

Kathy Lanterman
Chief Financial Officer
Silicon Graphics, Inc.
1140 East Arques Avenue
Sunnyvale, CA 94085-4602
(650) 960-1980

  **Re:** **Silicon Graphics, Inc.**
     **Form 10-K for the fiscal year ended June 29, 2007**
     **Filed September 12, 2007**
     **Form 10-Q for the quarterly period ended December 28, 2007**
     **Filed February 6, 2008**
     **File No. 001-10441**

Dear Ms. Lanterman:

  We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.      In your results of operations section, you refer to two or more factors that
        contributed to material changes over the reported periods.  Your discussion should
        quantify the amount of the changes contributed by each of the factors or events
        that you identify as they relate to fluctuations in revenue, gross profit margin, and
        operating expenses.  For example, you should quantify the extent that higher
        volumes, greater large dollar transactions for your Altix servers, and decreased
        volume of Prism family of visualization systems contributed to the change in Core
        Systems revenue in fiscal 2007.  Refer to Section III.D of SEC Release 33-6835.

Consolidated Statements of Cash Flows, page 55

2.      Explain the nature of the adjustment for "amortization of inventory fair value
        adjustment to cost of sales."  Tell us why this amount is included as an adjustment
        instead of within the inventory line item presented within the section for changes
        in operating assets of this statement.  Further, explain why the inventory fair value
        adjustment did not create a new cost basis for each inventory item.  Confirm that
        when you perform the lower of cost or market test for inventory that the cost per
        unit includes the fair value adjustment.  See ARB 43, Chapter 4 Statement 6.

Notes to Consolidated Financial Statements

Note 4. Fresh-Start Reporting, page 72

3.      We note your disclosure that an independent financial advisor assisted you in the
        determination of your reorganization value as defined in SOP 90-7.  Tell us
        whether you believe that this advisor qualifies as an expert.  If so, your filing
        should name the expert and include the expert's consents if you have registration
        statements that automatically incorporate by reference any subsequently filed
        periodic filing.  See Securities Act Rule 436(b) of Regulation C.

Form 10-Q for the Quarterly Period Ended December 28, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

4.      Your discussion should include disclosure based on currently known trends,
        events and uncertainties that are reasonably expected to have a material impact on

your liquidity, capital resources or results of operations.  For example, you should discuss whether the lower pricing for new contracts, as noted in your discussion of the changes in revenue from Global Services, will have, or is reasonably likely to have, a material impact on your results.  You should quantify the expected effects of this and other known, material trends on your future results to the extent possible.  Further, this analysis should discuss why the company is lowering prices and why bookings were lower than expected in the second half of fiscal 2007.  Refer to Item 304(a)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350 for additional guidance.

Controls and Procedures, page 30

5.      You indicate that there were no changes in your internal control over financial reporting during the six months ended December 28, 2007.  Please reconcile this statement with the disclosures indicating that you have begun remediation and are in the process of implementing changes to respond to your material weakness.  We further note that you are investing in ongoing efforts to improve your internal control over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,


Stephen Krikorian
Accounting Branch Chief